Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED JUNE 24, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

	By:	/s/ Benson Tsang
	Name:	Benson Tsang
	Title:	Chief Financial Officer
Date: June 25, 2008

FOR IMMEDIATE RELEASE	Contact:	Covance: Media + 1 609-419-2060 Investors + 1 609-452-4807 WuXi PharmaTech: +86 (21) 5046-3726

COVANCE AND WUXI PHARMATECH TO FORM A JOINT VENTURE TO PROVIDE

WORLD-CLASS PRECLINICAL SERVICES IN CHINA

Princeton, New Jersey and Shanghai, China, June 24, 2008 – WuXi PharmaTech (NYSE: WX) and Covance Inc. (NYSE:CVD) today announced that the two companies have entered into a Memorandum of Understanding to create a 50-50 joint venture which will provide world-class preclinical contract research services in China. Operations of the proposed joint venture will be located in a 323,450 square-foot, purpose-built facility in Suzhou, China, which is currently being constructed by WuXi. This state-of-the-art facility, expected to be completed in 2009 and designed to meet the United States Food and Drug Administration and worldwide regulatory standards, will provide GLP toxicology, drug metabolism and bioanalytical chemistry services. In addition to the facility, which will be provided by WuXi, Covance anticipates to make an initial investment of approximately $30 million. Financial and structural details of the joint venture are expected to be disclosed once definitive terms are agreed and the entity is officially formed later this year.

“This joint venture will create a powerful partnership between China’s leading provider of discovery and development services with the world’s largest public contract research organization,” said Joe Herring, Covance chairman and chief executive officer. “Covance and WuXi share a common commitment to quality, people, and building client relationships based on trust and performance. Covance’s market-leading and high-quality preclinical operations, combined with WuXi’s track record of delivering world-class drug discovery and development services, will enable us to provide superior drug development solutions to our global pharmaceutical and biotech clients in the region.”

“We are pleased to partner with Covance, one of the world’s largest and most comprehensive drug development service companies,” said Dr. Ge Li, Chairman and Chief Executive Officer of WuXi PharmaTech. “We will be able to immediately leverage Covance’s world-class expertise and global network. This will allow us to accelerate bringing a full-range of preclinical services and GLP toxicology capabilities to this facility. The partnership is important to our mission of building a global R&D outsourcing service platform that will ultimately help our partners to improve the success of discovery and shorten the time of development.”

China is becoming increasingly attractive for delivering high quality outsourced discovery and development services. Many multinational pharmaceutical, biotechnology and medical device companies have already established presence in China in order to access its rapidly expanding healthcare market; tap into its large patient population for global trials; and take advantage of its huge talent pool for outsourced R&D work. As a result, the preclinical service market in China is expected to grow rapidly in the coming years. The joint venture between WuXi PharmaTech and Covance will allow customers of both companies to fully leverage the advantages of conducting preclinical research and development in China, and potentially submit global and domestic regulatory applications.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides pharmaceutical, biotechnology and medical device companies a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle time and lowering the cost of drug and medical device R&D. For more information, please visit: http://www.wuxipharmatech.com.

About Covance

Covance, with headquarters in Princeton, New Jersey, is one of the world’s largest and most comprehensive drug development services companies with annual revenues greater than $1.5 billion, global operations in more than 20 countries, and more than 8,900 employees worldwide. Information on Covance’s products and services, recent press releases, and SEC filings can be obtained through its website at www.covance.com.

Statements contained in this press release, which are not historical facts, such as statements about the nature, scope and timing and benefits of the planned joint venture as well as the attractiveness of China for delivering outsourced discovery and development services, the growth of the China market and advantages of conducting preclinical research and development in China are forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.All such forward-looking statements including the statements contained herein are based largely on Covance and WuXi PharmaTech management’s expectations and actual results could vary significantly. The memorandum of understanding is non-binding and subject to negotiation of definitive documentation. The nature, scope and timing of the venture could change and definitive arrangements may not be agreed to by the parties. Success of the venture and the attractiveness of China, including for delivering outsourced discovery and development services, are subject to other risks and uncertainties including, without limitation, competitive factors, outsourcing trends in the pharmaceutical industry, levels of industry research and development spending, the joint venture’s ability to build and staff the facility and to market and provide the services in China, and other factors described in Covance’s and WuX PharmaTech’s filings with the U.S. Securities and Exchange Commission. Neither Covance nor WuXi PharmaTech undertake any duty to update any forward looking statement to conform the statement to actual results or changes in expectations.

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